UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

NORTHSTAR REAL ESTATE CAPITAL INCOME FUND-T

(Name of Subject Company (Issuer)

NORTHSTAR REAL ESTATE CAPITAL INCOME FUND-T

(Names of Filing Persons (Offeror and Issuer))

Common Shares of Beneficial Interest,

Par Value $0.001 per share

(Title of Class of Securities)

66708A103

(CUSIP Number of Class of Securities)

Daniel R. Gilbert
Chief Executive Officer and President
590 Madison Avenue
New York, New York 10022
(212) 547-2600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Clifford R. Cone, Esq.	Sandra M. Forman, Esq.
Jefferey D. LeMaster, Esq.	Colony NorthStar, Inc.
Clifford Chance US LLP	590 Madison Avenue
31 West 52nd Street	New York, New York 10022
New York, New York 10019	(212) 547-2600
(212) 878-8000

November 20, 2017

(Date of Tender Offer First Published, Sent or Given to Security Holders)

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE
$10,555.30*	$1.32**

*	Estimated for purposes of calculating the filing fee only.

**	The amount of the filing fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $115.90 for each $1,000,000 of the transaction valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable
Form or Registration No.: Not Applicable
Filing Party: Not Applicable
Date Filed: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Repurchase, dated November 20, 2017 (the “Offer to Repurchase”), attached hereto as Exhibit 99(a)(1)(A), entitled “Summary Term Sheet,” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the issuer is NorthStar Real Estate Capital Income Fund-T, an externally managed, non-diversified, closed-end management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), formed as a Delaware statutory trust (the “Trust”); the address of its principal executive office is 590 Madison Avenue, New York, New York 10022; and the telephone number of its principal executive office is (212) 547-2600.

(b) Securities. The title of the securities that are the subject of the Offer to Repurchase and the related Letter of Transmittal (“Offer to Repurchase” and the tender offer made thereby, the “Offer”) are common shares of beneficial interest, $0.001 par value per share (“Shares”), or portions thereof. As of the close of business on November 17, 2017, there were approximately 166,918 Shares outstanding. Subject to the conditions set forth in the Offer to Repurchase, the Trust will repurchase up to 1,190 Shares that are tendered by holders of the Shares (“Shareholders”) and not withdrawn as described in the Offer to Repurchase (the “Offer Amount”). The Shares subject to the Offer represent approximately 5.0% of the weighted average number of Shares outstanding in the previous full calendar quarter prior to the date upon which the notification to repurchase Shares was provided to Shareholders. The Trust is one of three “feeder funds” that invests substantially all of its investable assets in NorthStar Real Estate Capital Income Master Fund. The Offer is for cash at a price equal to the net asset value per Share (“NAV per Share”) as of January 5, 2018 (the “Purchase Price”). As an example of the Purchase Price, the NAV per Share on November 17, 2017, the business day prior to the date of the Trust’s filing of this Offer to Repurchase, was $8.87 per Share. The Purchase Price for Shares in this Offer may be higher or lower than this amount.

The information set forth in the Offer to Repurchase is incorporated herein by reference.

(c) Trading Market and Price. The Shares are not currently traded on an established trading market.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address. The Trust is tendering for its own Shares. The Trust is the filing person and the subject company. The information set forth under Item 2(a) above and in the Offer to Repurchase under Section 9 (“Interest of Trustees, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Terms of the Transaction.

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(a)(1) (i) Subject to the conditions set forth in the Offer to Repurchase, the Trust will repurchase up to 1,190 Shares that are tendered by Shareholders by 4:00 P.M., Eastern Time, on January 5, 2018 and not withdrawn as described in Item 4(a)(1)(vi).

(ii) The repurchase price of a Share tendered will be its net asset value as of the close of business on January 5, 2018 or a later date determined by the Trust if the Offer is extended (in each case, the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Repurchase. Reference is made to the Cover Page, Section 2 “Purpose of the Offer; Plans or Proposals of the Trust” and Section 6 “Payment for Shares” of the Offer to Repurchase, which are incorporated herein by reference.

(iii) The Offer is scheduled to expire at 4:00 p.m., Eastern Time, on January 5, 2018 unless extended. Reference is made to the Cover Page, Summary Term Sheet, Section 2 “Purpose of the Offer; Plans or Proposals of the Trust” and Section 5 “Withdrawal Rights” of the Offer to Repurchase, which are incorporated herein by reference.

(iv) Not applicable.

(v) Reference is made to the Cover Page, Summary Term Sheet and Section 3 “Certain Conditions of the Offer” of the Offer to Repurchase, which are incorporated herein by reference.

(vi) Reference is made to Section 5 “Withdrawal Rights” of the Offer to Repurchase, which is incorporated herein by reference.

(vii) Reference is made to the Cover Page, Section 4 “Procedure for Tendering Shares” and Section 5 “Withdrawal Rights” of the Offer to Repurchase, which are incorporated herein by reference. Note that certain Shareholders may be required to deliver their Letter of Transmittal to their financial intermediary (instead of directly to DST Systems, Inc.). All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.

(viii) Reference is made to Section 4 “Procedure for Tendering Shares” and Section 6 “Payment for Shares” of the Offer to Repurchase, which are incorporated herein by reference.

(ix) Reference is made to the Cover Page, Summary of Terms and Section 1 “Purchase Price; Number of Shares; Expiration Date” of the Offer to Repurchase, which are incorporated herein by reference.

(x) Reference is made to Section 2 “Purpose of the Offer; Plans or Proposals of the Trust”, which is incorporated herein by reference.

(xi) Not applicable.

(xii) Reference is made to Section 13 “Certain United States Federal Income Tax Consequences” of the Offer to Repurchase, which is incorporated herein by reference.

(a)(2) Not applicable.

(b) Purchases. The information set forth in the Offer to Repurchase under Section 9 (“Interest of Trustees, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares.”) is incorporated herein by reference.

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Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a)-(b) Not applicable

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Repurchase under Section 9 (“Interest of Trustees, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares.”) is incorporated herein by reference. To the best of its knowledge, the Trust does not know of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between the Trust, any of its executive officers or trustees, any person controlling the Trust or any officer or director of any corporation ultimately in control of the Trust and any person with respect to any securities of the Trust (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Repurchase under Section 2 (“Purpose of the Offer; Plans or Proposals of the Trust”) is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offer to Repurchase under Section 10 (“Certain Effects of the Offer”) is incorporated herein by reference.

(c) Plans. The information set forth in the Offer to Repurchase under Section 2 (“Purpose of the Offer; Plans or Proposals of the Trust”), Section 7 (“Source and Amount of Funds”) and Section 10 (“Certain Effects of the Offer”) is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offer to Repurchase under Section 7 (“Source and Amount of Funds”) is incorporated herein by reference.

(b) Conditions. Not applicable.

(d) Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the Offer to Repurchase under Section 9 (“Interest of Trustees, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Offer to Repurchase under Section 9 (“Interest of Trustees, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. Not applicable.

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Item 10.	Financial Statements.

(a) Financial Information. Not applicable. Financial statements have not been included because the consideration offered to security holders consists solely of cash; the Offer is not subject to any financing condition; and the Trust is a public reporting company under Section 13(a) of the Exchange Act and Section 30 of the 1940 Act and the rules and regulations thereunder and files its reports electronically on the EDGAR system.

(b) Pro Forma Financial Information. Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) The information set forth in the Offer to Repurchase under Section 9 (“Interest of Trustees, Executive Officers and Certain Related Persons; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

(2)-(5) Not applicable.

(c) Other Material Information. The entire text of the Offer to Repurchase and the related Letter of Transmittal, attached hereto as Exhibit 99(a)(1)(A) and Exhibit 99(a)(1)(B), respectively, are incorporated herein by reference.

Item 12.	Exhibits.

EXHIBIT NUMBER	DESCRIPTION

99(a)(1)(A)	Offer to Repurchase, dated November 20, 2017

99(a)(1)(B)	Form of Letter of Transmittal.

99(a)(1)(C)	Letter to Shareholders, dated November 20. 2017.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2017

NORTHSTAR REAL ESTATE CAPITAL INCOME FUND-T

By:	/s/ Daniel R. Gilbert

	Name:	Daniel R. Gilbert
	Title:	Chairman, Chief Executive Officer and President

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